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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)

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                       THE UNITED STATES SHOE CORPORATION
                           (Name of Subject Company)

                       THE UNITED STATES SHOE CORPORATION
                      (Name of Person(s) Filing Statement)

                        COMMON SHARES, WITHOUT PAR VALUE
               (AND ASSOCIATED PREFERENCE SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)
                                   912605102
                     (CUSIP Number of Class of Securities)

                                ---------------

                              James J. Crowe, Esq.
                 Vice President, Secretary and General Counsel
                       The United States Shoe Corporation
                               One Eastwood Drive
                          Cincinnati, Ohio 45227-1197
                                 (513) 527-7000

      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing)

                                With a copy to:

                           William F. Henze II, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939
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     This Amendment No. 9 (this "Amendment No. 9") amends and supplements the
Solicitation/ Recommendation Statement on Schedule 14D-9 filed on March 16, 1995, as previously amended (the "Schedule 14D-9"), by The United States Shoe Corporation (the "Company"), with respect to the tender offer by Luxottica Acquisition Corp., an indirect wholly owned subsidiary of Luxottica Group S.p.A., to purchase all outstanding common shares, without par value, of the Company (the "Common Shares"), including associated preference share purchase rights (the "Rights"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 1995, as amended and supplemented, and in the related Letter of Transmittal, as amended and supplemented, as set forth in this Amendment No. 9. All capitalized terms not otherwise defined herein shall have the meanings assigned thereto in the Schedule 14D-9.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     By a Third Amendment to the Rights Agreement, dated as of March 29, 1995 (the "Third Amendment to Rights Agreement"), State Street Bank and Trust Company was substituted as Rights Agent (the Rights Agreement, as so amended is herein referred to as the "Rights Agreement").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Amendment No. 9 relates to the tender offer by Luxottica Acquisition Corp., a Delaware corporation ("LAC") and an indirect wholly owned subsidiary of Luxottica Group S.p.A., a corporation organized under the laws of the Republic of Italy ("Luxottica Group"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated March 3, 1995 as amended and supplemented through the date hereof, to purchase all outstanding Common Shares, including the associated Rights, at a price of $28 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 1995, as amended and supplemented through the date hereof (as so amended and supplemented, the "Offer to Purchase"), and in the related Letter of Transmittal, as amended and supplemented through the date hereof (which together constitute the "Luxottica Offer").

     The Luxottica Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 21, 1995 (the "Merger Agreement"), by and among Avant-Garde Optics, Inc., a New York corporation ("Avant-Garde"), LAC and the Company. The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, as soon as practicable following the expiration of the Luxottica Offer, LAC will be merged with and into the Company (the "Merger") and each then-outstanding Common Share not owned by Luxottica Group, Avant-Garde, LAC or any other direct or indirect subsidiary of Avant-Garde (other than those Common Shares held in the treasury of the Company or held by any subsidiary of the Company and the Dissenting Shares (as defined in the Merger Agreement)), including the associated Rights, will be cancelled and retired and be converted into a right to receive in cash an amount per Common Share equal to the highest price per Common Share paid for a Common Share by LAC pursuant to the Luxottica Offer. A copy of the Merger Agreement is filed as Exhibit 35 hereto and is incorporated herein by reference.

     Pursuant to a Guaranty (the "Guaranty"), dated as of April 21, 1995, the payment and performance obligations of Avant-Garde and LAC under the Merger Agreement and under the Offer Documents (as herein defined) to the Company and each other person, if any, to whom a payment or performance obligation is due under the Merger Agreement or the Offer Documents and each Indemnified Party (as herein defined), and the permitted successors and assigns of any of the foregoing, have been irrevocably, absolutely and unconditionally guaranteed by Luxottica Group, as primary obligor and not merely as a surety. A copy of the Guaranty is filed as Exhibit 36 hereto and is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND.

     Item 3(b)(1) of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

          CERTAIN INFORMATION WITH RESPECT TO CERTAIN CONTRACTS, AGREEMENTS OR UNDERSTANDINGS BETWEEN THE COMPANY AND CERTAIN OF ITS DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES. On April 21, 1995, the Board of Directors adopted a restatement of the Total Return to Shareholders Plan (the "TRS Plan") that

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     clarified certain of its terms and provisions by the addition of various details and explanatory material. In particular, the restatement includes a description of the Compensation Committee's authority to administer and modify the plan, to select participants and to establish target awards; definitions of certain key terms used in the plan; a list of the 21 companies included in the Company's peer group (which is the same list used for purposes of its annual proxy statement); procedures by participants for the designation of beneficiaries; a designation of dates on which values are to be determined; an explanation of the consequences of termination of employment under various circumstances, including normal retirement, disability and death; automatic adjustment of the number of restricted Common Shares subject to an award in the case of stock splits, reorganizations and other fundamental changes in the structure of the Company; and reservation of the Company's right to register and/or qualify the Common Shares under federal or state securities laws if such registration and/or qualification is deemed necessary. The restatement also makes it clear that the "change in control" definition used in the TRS Plan is similar to those used in the Company's Severance Agreements and in the Company's Economic Bridge Program; that in the event of a change in control as to any participant, such participant will be entitled to a prorated number of Common Shares or cash earned under performance periods that have not been completed at the time such change in control occurs; and that Common Shares previously awarded to that participant will be unrestricted. In addition, the restatement clarifies that the performance period in each case will be 39 months instead of three years. Finally, the restatement indicates that the prorated awards to be made in the transition plan will be based on 39-month periods ending at the close of the first calendar quarters in 1995 and 1996. A copy of the TRS Plan is filed as Exhibit 37 hereto and is incorporated herein by reference. The foregoing description of the TRS Plan is qualified in its entirety by reference to the text of the TRS Plan.

          On April 21, 1995, the Board of Directors adopted amendments to the United States Shoe Corporation Supplemental Executive Salaried Employees Benefit Plan (the "Salaried Benefit Plan") to provide, in the case of active or retired Corporate Group employees, for a lump sum payout of the present value of each such employee's accrued benefit under the Salaried Benefit Plan immediately prior to the consummation of the Merger. A copy of the Salaried Benefit Plan, as amended, is filed as Exhibit 38 hereto and is incorporated herein by reference. The foregoing description of the Salaried Benefit Plan is qualified in its entirety by reference to the text of the Salaried Benefit Plan.

          On April 21, 1995, the Board of Directors (including by the unanimous vote of the Directors who are not eligible to participate in The United States Shoe Corporation Retirement Plan For Outside Directors (the "Outside Directors' Retirement Plan")) approved amendments to the Outside Directors' Retirement Plan. Under the Outside Directors' Retirement Plan, a member of the Board of Directors of the Company who is not an employee of the Company, and who retires with five or more years of service as a director, will be entitled to receive a quarterly retirement benefit equal to one-fourth of the annual directors' fee in effect on the date such director ceased to be a member of the Board. The amendments provide for the termination of the Outside Directors' Retirement Plan immediately prior to the Merger and the payment of a lump sum to each participant in the Outside Directors' Retirement Plan which is the actuarial equivalent of such participant's accrued benefit under the Outside Directors' Retirement Plan. A copy of the Outside Directors' Retirement Plan is filed as Exhibit 39 hereto and is incorporated herein by reference. The foregoing description of the Outside Directors' Retirement Plan is qualified in its entirety by reference to the text of the Outside Directors' Retirement Plan.

          On April 21, 1995, the Board of Directors took action to terminate The United States Shoe Corporation Deferred Compensation Plan for Non-Management Directors (the "Directors' Deferred Compensation Plan"), effective upon the effective time of the Merger. Pursuant to the terms of the Directors' Deferred Compensation Plan, a director may elect to defer payment of his or her director's fees. In the event of such an election by a director, upon such director's termination of service, he or she would receive from the Company a distribution of the deferred compensation to which he or she was entitled in cash in a lump sum or, at such director's election, in quarterly installments, with the amount payable to be based on sums available from assumed investments in Common Shares, other securities or cash. Upon termination of the Directors' Deferred Compensation Plan, the Company will, pursuant to the

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     terms of the Directors' Deferred Compensation Plan, distribute the deferred compensation account balances to Mr. Anderer and Mr. Kellar, the two directors on behalf of whom such accounts are currently maintained. The foregoing description of the Directors' Deferred Compensation Plan is qualified in its entirety by reference to the text of the Directors' Deferred Compensation Plan.

          Mr. Mechem, the Chairman of the Board of the Company, is not eligible to participate in the Outside Directors' Retirement Plan or in the 1991 Outside Directors' Stock Option Plan because of his part-time employee status with the Company, however, as a part-time employee, Mr. Mechem was granted options (i) on April 23, 1993 under The United States Shoe Corporation 1983 Key Personnel Stock Option Plan to purchase 10,000 Common Shares at an exercise price of $10.56 per Common Share, (ii) on May 26, 1994 under The United States Shoe Corporation 1988 Employee Incentive Plan (the "1988 Incentive Plan") to purchase 10,000 Common Shares at an exercise price of $19.06 per Common Share, and (iii) on March 31, 1995 under the 1988 Incentive Plan to purchase 10,000 Common Shares at an exercise price of $26.25 per Common Share.

          CERTAIN INFORMATION WITH RESPECT TO CERTAIN CONTRACTS, AGREEMENTS OR UNDERSTANDINGS BETWEEN THE COMPANY AND LUXOTTICA GROUP AND ITS AFFILIATES. The Merger Agreement. The following is a summary of the Merger Agreement. Such summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference.

          The Luxottica Offer. In the Merger Agreement, LAC has agreed subject to certain conditions, among other things, to amend the Luxottica Offer (i) to reflect the increase in the purchase price offered to $28 per Common Share (and associated Right) net to the seller in cash, (ii) to extend the Luxottica Offer until the later of (A) midnight on the tenth business day following the date LAC so amends the Luxottica Offer or (B) the earlier of
     (1) the satisfaction of the Control Share Condition (as herein defined) in the event the Control Share Condition is satisfied by LAC determining that
     Section 1701.831 of the ORC ("Section 831") is invalid or inapplicable to the acquisition of Common Shares pursuant to the Luxottica Offer, and (2) midnight on the second business day next succeeding the date of the 831 Meeting (as herein defined), and (iii) to modify the conditions of the Luxottica Offer to conform to the conditions to the Luxottica Offer as set forth in the Merger Agreement. The obligation of LAC to accept for payment and pay for Common Shares (including the associated Rights) tendered pursuant to the Luxottica Offer will be subject only to the conditions to the Luxottica Offer, any of which conditions other than the Minimum Share Condition (as defined herein) and the Control Share Condition may be waived by LAC in its sole discretion. Without the prior written consent of the Company, LAC will not (i) reduce the number of Common Shares to be purchased in the Luxottica Offer, (ii) reduce the purchase price offered pursuant to the Luxottica Offer, (iii) impose conditions to the Luxottica Offer in addition to the conditions to the Luxottica Offer set forth in the Merger Agreement, (iv) change the form of consideration payable in the Luxottica Offer, (v) otherwise amend the Luxottica Offer (other than amendments which are not adverse to the Company or its shareholders) or
     (vi) extend the time of the expiration of the Luxottica Offer if all conditions to the Luxottica Offer set forth in the Merger Agreement are then, as provided in the Luxottica Offer, satisfied or waived.

          Pursuant to the Merger Agreement, the Company has consented to the Luxottica Offer and represented and warranted that the Board of Directors has (at a meeting duly called and held on April 21, 1995), by the unanimous vote of all directors (i) approved the transactions contemplated by the Merger Agreement in a manner satisfying the requirements of the fair price provision contained in paragraph 2(A) of Article Seventh of the Articles of Incorporation of the Company, (ii) determined that the Luxottica Offer and the Merger are fair to and in the best interests of the Company and its shareholders, (iii) approved the Luxottica Offer, the Merger Agreement and the Merger, (iv) recommended that the holders of Common Shares authorize the purchase of Common Shares by LAC for purposes of Section 831, (v) recommended acceptance of the Luxottica Offer, the tender of Common Shares pursuant to the Luxottica Offer and approval and adoption of the Merger Agreement and the Merger by the holders of Common Shares, (vi) taken all actions which are necessary on the part of its Board of Directors as contemplated by Section 1704.02(A) of the ORC in order to make Chapter 1704 of the ORC inapplicable to the Merger, and (vii) determined that the Luxottica Offer is a Permitted Offer (as

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     defined in the Rights Agreement) for purposes of the Rights Agreement (the foregoing actions of the Board of Directors being collectively referred to as the "Recommendation"); provided that the Recommendation, in whole or in part (other than the parts referred to in clauses (i), (vi) and (vii) above, which were effected by irrevocable action), may be withdrawn, modified or amended if and to the extent legally required for the discharge by the Company's directors of their fiduciary duties as advised by independent legal counsel, who may be the Company's regularly engaged independent legal counsel (a "Director Duty"). Pursuant to the Merger Agreement, the Company will furnish to Avant-Garde and LAC, upon request, a copy of the resolutions adopting the Recommendation certified by an appropriate officer of the Company.

          The 831 Meeting. In the Merger Agreement, Avant-Garde, LAC and the Company acknowledged that a special meeting of the holders of Common Shares for the purpose of voting to authorize the control share acquisition of Common Shares by LAC pursuant to Section 831 was called for April 21, 1995 (the "Original 831 Meeting") and adjourned to May 5, 1995 (the "Rescheduled 831 Meeting"), and agreed that in the event that Luxottica Group's and LAC's proxy statement for the Rescheduled 831 Meeting had not been circulated for a sufficient period of days by the date of the Rescheduled 831 Meeting, Avant-Garde, LAC and the Company (without affecting the Company's right to withdraw its Recommendation pursuant to a Director Duty) will use their respective best efforts to adjourn the Rescheduled 831 Meeting to such other date as the Company and LAC may mutually determine from time to time in accordance with the Ohio General Corporation Law (the "GCL") (the adjourned meeting at which the Control Share Acquisition is submitted for a vote to the holders of Common Shares is herein referred to as the "831 Meeting").

          The Merger. The Merger Agreement provides that, at the effective time of the Merger (the "Effective Time"), LAC will be merged with and into the Company, and, subject to the Merger Agreement, the Company will be the surviving corporation in the Merger (the "Surviving Corporation"). By virtue of the Merger, at the Effective Time, (i) each then-outstanding Common Share (including the associated Rights) not owned by Luxottica Group, Avant-Garde, LAC or any other subsidiary of Avant-Garde (other than those Common Shares held in the treasury of the Company or held by any subsidiary of the Company and Common Shares held by dissenting shareholders will be cancelled and converted into a right to receive in cash an amount per Common Share equal to the highest price per Common Share paid by LAC pursuant to the Luxottica Offer, (ii) each then-outstanding Common Share (including the associated Rights) owned by Luxottica Group, Avant-Garde, LAC or any other subsidiary of Avant-Garde will be cancelled, and no payment will be made with respect thereto, (iii) each Common Share issued and held in the Company's treasury or held by any subsidiary of the Company will be cancelled and retired, and no payment will be made with respect thereto, and (iv) each common share of LAC will be converted into and become 500,000 common shares of the Surviving Corporation, which thereafter will constitute all of the issued and outstanding common shares of the Surviving Corporation.

          Covenants of the Company, Avant-Garde and LAC. In the Merger Agreement, the Company has agreed that during the period from the date of the Merger Agreement to the time that the designees of Avant-Garde have been elected to, and constitute at least two-thirds of, the Board of Directors pursuant to the Merger Agreement (the "Interim Period"), except as specifically contemplated by the Merger Agreement, or in connection with the Nine West Agreement, or as otherwise approved by Avant-Garde, the Company will, and will cause each of its subsidiaries to, conduct their respective businesses only in, and not take any action except in, the ordinary and usual course of business or in accordance with a Director Duty in certain circumstances and the Company will use reasonable efforts to preserve substantially intact the business organization of the Company and each of its subsidiaries, to keep substantially available the services of its and their present officers and key employees, and to preserve substantially the goodwill of those having business relationships with it or its subsidiaries. The Merger Agreement provides that neither the Company nor any of its subsidiaries will (i) make or propose any change or amendment to any of their respective articles of incorporation or codes of regulations (or comparable governing instruments); (ii) issue or sell any shares of capital stock or any other securities of the Company or any of its subsidiaries or issue any securities convertible into or exchangeable for, or

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     options, warrants to purchase, scrip, rights to subscribe for, calls or commitments of any character whatsoever relating to, or enter into any contract, understanding or arrangement with respect to the issuance of, any shares of capital stock or any other securities of the Company or any of its subsidiaries or enter into any arrangement or contract with respect to the purchase or voting of shares of their capital stock, or adjust, split, combine, reclassify, redeem, purchase or otherwise acquire, directly or indirectly, any of their capital stock or other securities, or make any other changes in their capital structures; provided, however, that the Company may issue Common Shares as required by any Company Benefit Plan (as defined in the Merger Agreement) with an employee stock fund or employee stock ownership plan feature, consistent with applicable securities laws or the exercise of options outstanding as of the date of the Merger Agreement and in accordance with the terms thereof; (iii) declare, set aside, pay or make any dividend or other distribution or payment (whether in cash, stock or property) with respect to, or purchase or redeem, any shares of the capital stock of the Company or any of its subsidiaries other than (A) regular quarterly cash dividends of $0.08 per Common Share and (B) dividends paid by its subsidiaries to the Company with respect to their capital stock; (iv) except as provided in the Merger Agreement or as disclosed on a schedule thereto, and except for normal increases in the ordinary course of business consistent with past practice and that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company or pursuant to collective bargaining agreements as presently in effect, adopt or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or other employee benefit agreements, trusts, plans, funds or other arrangements for the benefit or welfare of any director, officer or employee that increase in any manner the compensation, retirement, welfare or fringe benefits of any director, officer or employee or pay any benefit not required by any existing plan or arrangement (including without limitation the granting of stock options or stock appreciation rights) or take any action or grant any benefit not expressly required under the terms of any existing agreements, trusts, plans, funds or other such arrangements or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; provided, however, that, as soon as reasonably practicable, the Company will, subject to the prior approval of Avant-Garde, take all necessary actions to assure that all of the Company tax-qualified retirement plans which invest in or hold Common Shares permit the participants in such plans to direct the trustees of such plans in a timely and confidential manner whether to tender the Common Shares allocated to their accounts in such plans; (v) except in the ordinary course of business, (A) make any loans, advances or capital contributions to, or investments (other than intercompany accounts and short-term investments pursuant to customary cash management systems of the Company in the ordinary course of business and consistent with past practice) in, any other person other than such of the foregoing as are made by the Company to or in a wholly owned subsidiary of the Company, or (B) incur or assume any indebtedness for borrowed money; provided that the Company and its subsidiaries may not incur or assume any indebtedness for borrowed money which would increase materially the aggregate principal amount of indebtedness of the Company and its subsidiaries for borrowed money except to the extent required for working capital needs and, in any event, the Company and its subsidiaries may, with the prior written consent of Avant-Garde and LAC, which shall not be unreasonably withheld, refinance any existing indebtedness for borrowed money; (vi) change the number of persons constituting the Board of Directors of the Company; (vii) except with respect to the Ohio Litigation (as defined herein), settle or compromise any material claims or litigation or, except in the ordinary course of business, modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims, or make any payment, direct or indirect, of any liability of the Company or any subsidiary before the same becomes due and payable in accordance with its terms; (viii) take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice with respect to accounting policies or procedures (including tax accounting policies and procedures); (ix) make any tax election or permit any insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Avant-Garde and LAC, except in the ordinary course of business; (x) make any acquisition of, or investment in, assets (in the nature of the acquisition of a business in its entirety) or stock of any other person or entity, merge or consolidate with any other person or sell, lease, encumber, or otherwise dispose of or transfer any assets constituting a line of business or material portion thereof; (xi) amend the Rights Agreement, except as expressly contemplated by the Merger Agreement

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     or in accordance with a Director Duty; provided that no such amendment shall adversely affect the benefit to be afforded to the Luxottica Offer as a Permitted Offer (as defined in the Rights Agreement); (xii) amend, waive any rights or grant any consent under, terminate or otherwise modify the Nine West Agreement (as in effect on the date of the Merger Agreement or as modified pursuant thereto), provided that the Company will use all commercially reasonable efforts necessary to permit the transactions contemplated by the Nine West Agreement to be consummated for the purchase price specified in the Nine West Agreement and that in the event that the closing under the Nine West Agreement occurs prior to the expiration of this covenant, the Company will not make any distribution to its shareholders of any of the purchase price received by the Company in accordance with such agreement; or (xiii) replace the advertising services provided pursuant to certain agreements or renew any of such agreements.

          The Merger Agreement provides that, if required by applicable law, the Company will take all action necessary in accordance with applicable law and its Articles of Incorporation and Code of Regulations to convene a meeting of the holders of Common Shares promptly after the purchase of Common Shares pursuant to the Luxottica Offer to consider and vote upon the approval of the Merger. At any such meeting, Avant-Garde and LAC will vote all of the Common Shares then beneficially owned by them in favor of the Merger. The Merger Agreement provides that the Board of Directors will recommend that the holders of Common Shares approve the Merger if such approval is required pursuant to the GCL or otherwise; provided that any such recommendation may be withdrawn, modified or amended in accordance with a Director Duty. In the event that, prior to any such meeting, Avant-Garde and LAC acquire beneficial ownership of at least 90% of the outstanding Common Shares, the parties have agreed to take all action necessary to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of holders of Common Shares, in accordance with Section 1701.801 of the ORC and Section 253 of the Delaware General Corporation Law.

          Pursuant to the Merger Agreement, if requested by Avant-Garde, the Company will, promptly following the acceptance for payment of the Common Shares to be purchased pursuant to the Luxottica Offer, and from time to time thereafter, take all action necessary to cause at least two-thirds of the number of directors, rounded up to the next whole number, of the Company to be persons designated by Avant-Garde (whether, at the request of Avant-Garde, by increasing the size of the number of directors of the Company or by seeking the resignation of directors and causing Avant-Garde's designees to be elected to fill the vacancies so created) as will give Avant-Garde representation on the Board of Directors of the Company equal to the product of the number of directors of the Company and the percentage that such number of Common Shares so purchased bears to the number of Common Shares outstanding. At such time, the Company has agreed that it also will take all action permitted by law to cause persons designated by Avant-Garde to constitute at least the same percentage as is on the Company's Board of Directors of (i) each committee of the Company's Board of Directors, (ii) the board of directors of each subsidiary of the Company, and (iii) each committee, if any, of each such board of directors. The Merger Agreement provides that, notwithstanding the foregoing, until the Effective Time, the Company will use its best efforts to assure that the Company's Board of Directors has at least three directors who are directors on the date of the Merger Agreement (the "Continuing Directors"); provided further, that, in such event, if the number of Continuing Directors is reduced below three for any reason whatsoever, any remaining Continuing Directors (or Continuing Director, if there is only one remaining) will be entitled to designate three persons to fill such vacancies who will be deemed to be Continuing Directors for purposes of the Merger Agreement or, if no Continuing Director then remains, the other directors will designate three persons to fill such vacancies who are not shareholders, affiliates or associates of Avant-Garde or LAC and such persons will be deemed to be Continuing Directors for purposes of the Merger Agreement. The Merger Agreement provides that the Company will use its best efforts to cause the person(s) so designated by the Continuing Directors to be elected to the Board of Directors of the Company.

          The Merger Agreement provides that the Company's obligation to cause designees of Avant-Garde to be so elected or appointed as directors of the Company will be subject to Section 14(f) of the Exchange Act and Rule 14(f)-1 promulgated thereunder. The Merger Agreement provides that

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     Avant-Garde will supply to the Company in writing and will be solely responsible for any information with respect to it and its designees, officers, directors and affiliates required by Section 14(f) and Rule 14(f)-1, and the Company will include in the Schedule 14D-9 such information as is required under Section 14(f) and Rule 14(f)-1. Annex I attached hereto sets forth information with respect to the possible designation by Avant-Garde, pursuant to the Merger Agreement, of persons to be elected to the Board of Directors of the Company. The information contained in Annex I concerning Luxottica Group, Avant-Garde and LAC has been furnished to the Company by Avant-Garde, and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

          Following the appointment of Avant-Garde's designees as described above and prior to the Effective Time, any action to waive or amend any provision of the Merger Agreement or any termination of the Merger Agreement by the Company will require the concurrence of a majority of the Continuing Directors. Pursuant to the Merger Agreement, unless otherwise required in accordance with a Director Duty, from and after the date of the Merger Agreement, the Company will (and will cause each of its subsidiaries to) afford to Avant-Garde and its subsidiaries' officers, directors, employees, agents, advisors and other representatives (including professional advisors retained by Avant-Garde) such access during normal business hours throughout the period prior to the Effective Time to the Company's and its subsidiaries' books, records (including tax returns and work papers of the Company's independent auditors), properties, personnel and to such other information, will deliver written materials, and make copies of such written materials, in any case as Avant-Garde reasonably requests, upon reasonable notice and in such a manner as will not unreasonably interfere with the conduct of the business of the Company or any of its subsidiaries.

          Under the Merger Agreement, except as set forth below, neither the Company nor any of its subsidiaries will, and the Company will direct and use all reasonable efforts to cause the respective officers, directors, employees, agents, advisors and other representatives of the Company or its subsidiaries not to, directly or indirectly, (i) encourage, solicit, participate in or initiate any proposals or offers from any person relating to any Competing Transaction (as defined herein) or (ii) furnish to any other person any information or access to such information with respect to, or otherwise concerning, any Competing Transaction. The Company has agreed to cease and cause to be terminated immediately any existing activities, discussions or negotiations with any third parties conducted prior to the execution and delivery of the Merger Agreement with respect to any proposed Competing Transaction. The Company has agreed promptly to notify Avant-Garde and LAC in the event that any such inquiry, proposal or offer is received by, any such information is requested from or any such negotiation or discussion is sought to be initiated with the Company and, with respect to any such proposal or offer, setting forth in reasonable detail the principal terms and conditions thereof. The Company has also agreed to promptly make available a copy of any acquiring person statement, as defined in Section 831, delivered to the Company by any person (other than Avant-Garde, LAC or any affiliate of either thereof).

          Notwithstanding the above or anything contained in any other provision of the Merger Agreement, the Merger Agreement provides that the Company will not be prohibited by the Merger Agreement from (i) furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited proposal to acquire the Company pursuant to a merger, consolidation, share exchange, business combination, sale of all or substantially all the assets, tender or exchange offer or other similar transaction, if, and only to the extent (A) a Director Duty requires it to do so, and (B) that, prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, the Company receives from such person or entity an executed confidentiality agreement on terms not more favorable to such person or entity than the terms contained in the Confidentiality Agreement; (ii) complying with Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act with regard to a tender or exchange offer; (iii) making any disclosure to the Company's shareholders if and to the extent of a Director Duty; or (iv) failing to make, modifying or amending its Recommendation or the recommendations, consents or approvals regarding the appointment of Avant-Garde's designees to the Board of Directors of the Company or the approval by shareholders of the Merger in accordance with a

     Director Duty. The Company has agreed to deliver, as promptly as practicable after the receipt of any executed confidentiality agreement referred to above, a copy thereof to Avant-Garde and LAC.

          The Merger Agreement provides that, subject to the terms and conditions therein provided and except in accordance with a Director Duty in certain circumstances, each of the parties thereto agrees to use its reasonable best efforts to take promptly, or cause to be taken, all actions and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including using its reasonable best efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable Governmental Entities (as defined in the Merger Agreement), effecting all necessary registrations and filings and obtaining any required contractual consents, subject, however, to any required vote of the holders of Common Shares.

          The Company Stock Options and Restricted Shares. The Merger Agreement provides that, prior to the Effective Time, the Board of Directors will (i) adopt such resolutions and approve such amendments, if any, as are necessary to provide for the cancellation of all stock options (the "Options") to purchase Common Shares granted pursuant to the Company's 1978 Key Personnel Stock Option Plan, 1983 Key Personnel Stock Option Plan, 1985 Outside Directors Stock Option Plan, 1991 Outside Directors Stock Option Plan and 1988 Employee Incentive Plan (all such plans collectively referred to as the "Stock Plans"), effective as of immediately prior to the Effective Time and (ii) promptly furnish Avant-Garde and LAC a copy of such resolutions certified by an appropriate officer of the Company. If necessary or appropriate, the Company has agreed, upon the request of LAC,
     (A) to use its best efforts to obtain the written acknowledgment of each holder of an Option that the payment of the amount of cash referred to below will satisfy the Company's obligation to such holder pursuant to such Option and (B) to take such other action as is necessary or appropriate to effect the provisions described in this paragraph. The Merger Agreement provides that, immediately prior to the Effective Time, each Option which is not then exercisable or vested will become fully exercisable and vested, and each such Option and all other Options will be cancelled, effective as of immediately prior to the Effective Time, in exchange for a payment by the Company or the Surviving Corporation of an amount, payable within three business days after the Effective Time, equal to the product of (x) the total number of Common Shares subject to such Option and (y) the excess, if any, of the Merger Price over the exercise price per Common Share subject to such Option, subject to any required withholding of taxes. The Merger Agreement provides that such payments represent and will be characterized and reported by the Surviving Corporation as additional compensation expense.

          Pursuant to the Merger Agreement, prior to the Effective Time, the Board of Directors will adopt appropriate resolutions to provide for the termination of all restrictions on the Common Shares, if any, which have been distributed to employees pursuant to the 1988 Employee Incentive Plan and will promptly furnish Avant-Garde and LAC a copy of such resolutions certified by an appropriate officer of the Company.

          Certain Employee Benefits Matters. The Merger Agreement provides that, for a period of two years following the Effective Time, Avant-Garde will cause the Surviving Corporation to continue the (i) employee benefit plans (including without limitation all employee benefit plans within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended), practices and policies which provide employee benefits to officers, directors or employees of the Company or any of its subsidiaries, and (ii) subject to the Merger Agreement, compensation arrangements, programs and plans providing employee or executive officer compensation or benefits, to employees of the Company or any of its subsidiaries; provided, however, that (A) the Surviving Corporation may replace the Company's Economic Bridge Program with any other plan or plans providing, in the aggregate, for comparable compensation or benefits, recognizing all prior service for eligibility and vesting purposes of the officers, directors or employees with the Company and any of its subsidiaries as service under such Plan; (B) the Surviving Corporation may replace any plan or plans with another plan or plans providing, in the aggregate, for comparable compensation or benefits, as the case may be and recognizing all prior service of the officers, directors or employees with the Company and any of its subsidiaries as service for purposes of eligibility and vesting, but not for benefit accrual purposes, under any such plans; (C) it is understood that neither Avant-Garde nor the Surviving Corporation will have any obligation to continue or provide comparable benefits for (1) any stock option or other plan involving the issuance of securities of the Company or any other company, and (2) the Company's non-qualified deferred compensation plans (except to the extent of amounts deferred pursuant to such plan prior to the Effective Time, which amounts will be administered in accordance with the terms of said plan); and (D) the expiration of the two year period following the Effective Time will not affect any rights or obligations under any such plan, practice policy, arrangement or program.

          Pursuant to the Merger Agreement, Avant-Garde has also agreed that the Company will honor and, on and after the Effective Time, will cause the Surviving Corporation to honor, without offset, deduction, counterclaims, interruptions or deferment (other than withholdings under applicable law), all employment, severance, termination, consulting and retirement agreements or arrangements (including the Company's Economic Bridge Program) to which the Company or any of its subsidiaries is presently a party, all of which are disclosed on a schedule to the Merger Agreement. In the Merger Agreement, Avant-Garde represents that it currently intends to cause the Surviving Corporation to offer employment immediately following the Effective Time to all employees of the Company and its subsidiaries on terms and conditions comparable to those presently in effect at the Company or its subsidiaries. The Merger Agreement provides that it is understood and agreed that the foregoing shall not constitute any commitment, contract, understanding or guarantee (express or implied) on the part of Avant-Garde or Surviving Corporation of a post-Effective Time employment relationship of any term or duration or on any terms other than those Avant-Garde or the Surviving Corporation may establish, and that accepted employment with the Surviving Corporation is "at will" and may be terminated by the Surviving Corporation at any time for any reason (subject to any legally binding agreement or an applicable collective bargaining agreement or any arrangement or commitment identified on a schedule to the Merger Agreement).

          Indemnification and Directors' and Officers' Insurance. The Merger Agreement provides that, for six years after the Effective Time, Avant-Garde will cause the Surviving Corporation to indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and its subsidiaries (each, an "Indemnified Party") after the Effective Time against all losses, claims, damages or liabilities (whether or not arising from any third party claims) arising out of actions or omissions occurring on, prior to or after the Effective Time (individually and collectively, "Losses") to the full extent provided under Ohio law and the Company's Regulations in effect at the date of the Merger Agreement, including without limitation provisions relating to advances of expenses incurred in the defense of any action or suit (including without limitation attorneys' fees of counsel selected by the Indemnified Party reasonably satisfactory to the Surviving Corporation); provided that any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under Ohio law and the Company's Regulations will be made by independent counsel selected by the Indemnified Party and reasonably satisfactory to the Surviving Corporation; and provided further that in the event of any claim that is asserted or made within such six-year period, all rights to indemnification in respect of such claim will continue until final disposition thereof.

          The Merger Agreement provides that, on or before the business day which is no later than five business days before the expiration date of the Luxottica Offer, Avant-Garde will cause there to be in full force and effect from and after the time LAC first accepts for payment Common Shares pursuant to the Luxottica Offer for the Company and the Surviving Corporation a policy or policies of directors' and officers' liability insurance (the "New Coverage") covering those persons (the "Insured Persons") who are currently covered on the date of the Merger Agreement by the Company's directors' and officers' liability insurance coverage (the "Current Coverage"), which New Coverage will (i) be in the same form and provide at least the same coverage and limits, containing terms which are no less advantageous to the Insured Persons than those provided in the Current Coverage, (ii) be effective so that there will not result any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time, and (iii) with respect to the first $20,000,000 of coverage, be issued by an insurance carrier or carriers which are at least as highly rated by A.M. Best & Co. as Federal Insurance Company. From and after the date of the Merger Agreement, and so long as Avant-Garde is in compliance with this paragraph, Avant-Garde shall have the sole right to seek the New Coverage and the Company shall not engage in such activity. Pursuant to the Merger Agreement, the Company and/or the Surviving Corporation shall, regardless of whether or not the Merger is consummated, and for six years after the Effective Time, maintain in effect the New Coverage; provided, however, that (A) the Surviving Corporation may substitute for the New Coverage such policy or policies providing at least the same coverage and containing terms which are no less advantageous to the Insured Persons if such substitution is effective so that there does not result any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time, and (B) the insurance carrier or carriers issuing such policy or policies with respect to the first $20,000,000 of coverage are at least as highly rated by A.M. Best & Co. as Federal Insurance Company. Notwithstanding the foregoing, if by the date which is five business days prior to the expiration date of the Luxottica Offer Avant-Garde has failed to cause the New Coverage to be in full force and effect as required above, without waiving any other rights which it may have pursuant to the Merger Agreement, the Company shall have the right to cause the New Coverage to be in full force and effect as provided above. The Merger Agreement provides that, in the event the Surviving Corporation or any of its successors or assigns (x) reorganizes or consolidates with, or merges into any other person or entity and will not be the continuing or surviving corporation or entity of such consolidation or merger or (y) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, proper provision will be made so that the successors and assigns of the Surviving Corporation assume the indemnification and insurance obligations set forth above.

          Disposition of Ohio Litigation. Pursuant to the Merger Agreement, each of Avant-Garde, LAC and the Company agree, promptly, and in no event later than two business days after the amendment to the Luxottica Offer contemplated thereby (unless the Merger Agreement has been earlier terminated), to use its best efforts to obtain a dismissal without prejudice of Luxottica Group S.p.A., et al. v. The United States Shoe Corporation, et al., Civil Action No. C-2-95-244 (the "Ohio Litigation") with each party bearing its own costs and attorneys' fees therefor.

          Proxy Contests. The Merger Agreement provides that Avant-Garde and LAC agree to withdraw and rescind on behalf of themselves and their affiliates and shall promptly cause to be withdrawn and rescinded all notices and the Schedule 14A filed with the Commission, in each case, relating to the calling of a special meeting for the removal of the directors of the Company.

          State Takeover Statutes. Pursuant to the Merger Agreement, unless the Merger Agreement is earlier terminated in accordance with its terms, the Company will, upon the request of LAC, take all reasonable steps to (i) exempt the Company, the Luxottica Offer and the Merger from the requirements of the GCL, by action of the Company's Board of Directors or otherwise and (ii) assist LAC in complying with, or in challenging the validity or applicability of, any state takeover law to the Luxottica Offer or the Merger.

          Postponement of Annual Meeting. The Merger Agreement provides that, during the Interim Period, except as otherwise approved by Avant-Garde, the Company will not take any action unless compelled by legal process to call its annual meeting of shareholders or to call a special meeting of shareholders of the Company except in accordance with the Merger Agreement, unless and until the Merger Agreement has been terminated in accordance with its terms, or otherwise if required to do so by a Director Duty.

          Representations and Warranties. The Merger Agreement contains customary representations and warranties with respect to the Company, including (i) that the Board of Directors has taken all necessary action under the Rights Agreement so that none of the execution or delivery of the Merger Agreement, the purchase of Common Shares pursuant to the Luxottica Offer or the Merger will cause the Distribution Date (as defined in the Rights Agreement) to occur or the Rights to become exercisable; (ii) with respect to the accuracy of the Company's documents and reports filed with the Commission; (iii) with respect to the Company's financial statements and financial condition, the absence of certain changes or events which have resulted in a material adverse effect on the business, operations, properties, assets, liabilities or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, except for changes arising out of industry-wide conditions or resulting from the Luxottica Offer, the Merger Agreement or the transactions contemplated thereby; (iv) the absence of certain litigation;
     (v) with respect to the vote of shareholders necessary to approve the Merger; (vi) with respect to the accuracy and completeness of the information supplied by the Company to be included in the proxy statement for the 831 Meeting and any amendments or supplements thereto; (vii) with respect to the Company's employee benefit plans, tax matters, compliance with laws; and (viii) with respect to the accuracy and completeness of the Company's notice of the 831 Meeting, the Company's statement contemplated by Section 831(D)(2), the Schedule 14D-9 and the information supplied by the Company for inclusion in the amendment to the Schedule 14D-1 with respect to the Luxottica Offer, which will contain or incorporate by reference an amendment and supplement to the offer to purchase and forms of the related letter of transmittal and any related summary advertisement (the Schedule 14D-1 and such other documents, together with any supplements or amendments thereto, the "Offer Documents"), and all amendments and supplements thereto.

          In the Merger Agreement, Avant-Garde and LAC have made customary representations and warranties, including (i) that Avant-Garde has delivered to the Company a commitment letter, dated April 19, 1995 from Credit Suisse, on the terms and subject to the conditions of which Credit Suisse has committed to lend funds which, together with other cash funds presently available to LAC, are sufficient to consummate the Luxottica Offer and the Merger, to perform all the obligations of Avant-Garde and LAC under the Merger Agreement and to pay all related fees and expenses, and that such commitment letter is in full force and effect; (ii) with respect to the solvency of the Surviving Corporation; (iii) with respect to the accuracy and completeness of Avant-Garde and Luxottica Group's proxy statement for the 831 Meeting, the Schedule 14D-1, the Offer Documents and the information supplied by Avant-Garde or LAC for inclusion in the Company's proxy statement for the meeting of shareholders to approve the Merger if any, or in the Schedule 14D-9, and all amendments and supplements thereto; and (iv) the validity, accuracy and completeness of Luxottica Group's and LAC's acquiring person statement pursuant to Section 831.

          Conditions to the Merger. The obligations of Avant-Garde, LAC and the Company to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions, as applicable thereto: (i) the holders of Common Shares will have duly approved the Merger and adopted the Merger Agreement, if and as required by applicable law; (ii) LAC will have accepted for payment and purchased all Common Shares validly tendered and not withdrawn pursuant to the Luxottica Offer, provided that this condition will be deemed to have been satisfied if LAC fails to accept for payment or pay for Common Shares pursuant to the Luxottica Offer in breach of the terms of the Merger Agreement or thereof; and (iii) the consummation of the Merger will not be prohibited by any order, injunction, decree or ruling of a court of competent jurisdiction or any Governmental Entity (each party agreeing to use its best efforts to rectify any such occurrence), and there will not have been any action taken or any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any Governmental Entity which would prevent the consummation of the Merger.

          Termination. The Merger Agreement may be terminated and the Merger contemplated thereby may be abandoned, notwithstanding any prior approval thereof or of the Merger by the holders of the Common Shares, (i) by the mutual consent of the Boards of Directors of Avant-Garde, LAC and (by the affirmative vote of a majority of the Continuing Directors) the Company;
     (ii) by Avant-Garde and LAC, on the one hand, or the Company, on the other hand, if the Luxottica Offer expires or is terminated or withdrawn without any Common Shares being purchased thereunder; provided, however, that the right to terminate the Merger Agreement under this clause (ii) will not be available to any party who is (or would, by virtue of such termination, be) in breach of the Merger Agreement; (iii) by the Company, if Avant-Garde or LAC breaches any of the covenants contained in the Merger Agreement, except where any such breaches (A) would not, individually or in the aggregate, materially impair or delay the ability of LAC to consummate the Luxottica Offer or Avant-Garde, LAC or the Company to effect the Merger, or (B) have been caused by or result from a breach by the Company of any covenant in the Merger Agreement; (iv) by either Avant-Garde and LAC, on the one hand, or the Company (by the affirmative vote of a majority of the Continuing Directors), on the other hand, if the Merger is not consummated prior to the sixtieth calendar day following the expiration date of the Luxottica Offer; provided, however, that the right to terminate the Merger Agreement under this clause (iv) will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; (v) by either Avant-Garde and LAC, on the one hand, or the Company, on the other hand, if either one (or any permitted assignee thereunder) is precluded by an order or injunction (other than an order or injunction issued on a preliminary basis) of a court of competent jurisdiction from consummating the Merger and all means of appeal and all appeals from such order or injunction have been finally exhausted; and (vi) by either Avant-Garde and LAC, on the one hand, or the Company, on the other hand, if the Board of Directors (A) shall have withdrawn its recommendation, consent to or approval of the Luxottica Offer, the Merger or the Merger Agreement, or (B) determined to recommend to holders of the Common Shares or approve a Competing Transaction in the exercise of its Director Duty; provided, however, that the Company shall notify Avant-Garde and LAC promptly of any determination by its Board of Directors to recommend such Competing Transaction to the holders of the Common Shares or to approve such Competing Transaction, which notice shall in any such event be given (1) not less than 24 hours prior to the Company's termination of the Merger Agreement under this clause (B) and (2) not later than substantially simultaneously with the first public announcement of such recommendation or approval.

          For purposes of the Merger Agreement, the term "Competing Transaction" means any of the following involving the Company or any of it subsidiaries:
     (i) any merger, consolidation, share exchange, business combination or other similar transaction; (ii) any sale, lease, exchange, transfer or other disposition of all or a material portion of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of transactions (except in respect of the sale of the Company's Footwear Group to Footwear Acquisition Corp. pursuant to the Nine West Agreement); or (iii) any tender offer or exchange offer for 50% or more of the shares of capital stock of the Company or the filing of a registration statement under the Securities Act of 1933, as amended, in connection with any such exchange offer.

          In the event of any such termination and abandonment, no party to the Merger Agreement (or any of its directors or officers) will have any liability or further obligation to any other party to the Merger Agreement, except for (i) obligations pursuant to the Confidentiality Agreement, (ii) the obligation of each party to pay its own fees and expenses, and (iii) any liability for any breach of the Merger Agreement.

          Fees and Expenses. The Merger Agreement provides that, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Luxottica Offer, the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expense.

          Waiver and Amendment. The Merger Agreement provides that, subject to the applicable provisions of the GCL, any provision of the Merger Agreement may be waived at any time by the party which is, or whose shareholders are, entitled to the benefits thereof, and the Merger Agreement may be amended or supplemented at any time, provided that no amendment will be made after any shareholder approval of the Merger which reduces the Merger Price without further shareholder approval, and provided further that any action by the Company to waive or amend any provision of the Merger Agreement will require the approval of a majority of the Continuing Directors.

          Conditions of the Luxottica Offer. Notwithstanding any other provision of the Luxottica Offer, LAC shall not be required to accept for payment, purchase or pay for any Common Shares tendered, and (subject to the terms of the Merger Agreement) may postpone the acceptance for payment, the purchase of, and/or the payment for, Common Shares, and/or may amend or terminate the Luxottica Offer if (i) the number of Common Shares validly tendered and not withdrawn prior to the expiration date for the Luxottica Offer, when added to the Common Shares beneficially owned by LAC and its affiliates, constitutes less than two-thirds of the Common Shares outstanding on a fully diluted basis (the

     "Minimum Share Condition"); (ii) the acquisition of Common Shares pursuant to the Luxottica Offer by LAC shall not have been authorized by the shareholders of the Company pursuant to Section 831 at a special meeting of the holders of the Common Shares duly and validly called and held in accordance with Section 831 or LAC is not satisfied, in its sole discretion, that Section 831 is invalid or inapplicable to the acquisition of Common Shares pursuant to the Luxottica Offer (the "Control Share Condition"); or (iii) at any time before acceptance for payment for any such Common Shares (whether or not any Common Shares have theretofore been accepted for payment or paid for pursuant to the Luxottica Offer), any of the following shall occur:

             (A) there shall have been instituted or be pending any action or proceeding before any court or governmental, regulatory or administrative agency, authority or commission, domestic or foreign, in each case that has a reasonable likelihood of success, which (1) challenges or seeks to make illegal, materially delay or otherwise directly or indirectly restrain or prohibit the Luxottica Offer or the Merger or the acquisition by LAC of any Common Shares, or seeks to obtain any material damages with respect to the transactions contemplated by the Merger Agreement; (2) seeks to prohibit or materially limit the ownership or operation by Luxottica Group, LAC or their affiliates of any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or to compel Luxottica Group or LAC or any of their affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, as a result of the transactions contemplated by the Merger Agreement; (3) seeks to impose material limitations on the ability of Luxottica Group or LAC or any of their affiliates to exercise full rights of ownership of the Common Shares, including without limitation the right to vote any Common Shares purchased by them on all matters properly presented to the shareholders of the Company; or (4) seeks to prevent Luxottica Group or LAC or any of their affiliates from acquiring, or to require divestiture by Luxottica Group or LAC or any of their affiliates of, any Common Shares; or

             (B) there shall have been any action taken, or any statute, rule, regulation, judgment, administrative interpretation, order or injunction enacted, promulgated, entered, enforced or deemed applicable to the Company or any affiliate of the Company, or to the Luxottica Offer or the Merger, which is reasonably expected to result in any of the consequences referred to in clauses (1) through (4) of paragraph (A) above; or

             (C) there shall have occurred and be continuing (1) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange or in the over-the-counter market in the United States, (2) the declaration of any banking moratorium or any suspension of payments in respect of banks or any limitation (whether or not mandatory) on the extension of credit by lending institutions in the United States, (3) the commencement of a war, material armed hostilities or any other material international or national calamity involving the United States, or (4) in the case of any of the foregoing existing at the time of the commencement of the Luxottica Offer, a material acceleration or worsening thereof; or

             (D) any Person, entity or "group" (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) other than Luxottica Group or any of its affiliates shall have become the beneficial owner (as that term is used in Rule 13d-3 under the Exchange Act) of more than 20% of the outstanding Common Shares; or

             (E) either (1) the Company shall have breached or failed to comply in any material respect with any of its obligations under the Merger Agreement; or (2) any representation or warranty of the Company contained in the Merger Agreement, which is qualified as to materiality, shall not be true and correct, or any such representation or warranty that is not so qualified, shall not be true and correct in any respect which is reasonably likely to have a material adverse effect on the business, operations, properties, assets, liabilities or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, in each case either as of when made or as of such expiration or proposed termination of the Luxottica Offer except as to any representation or warranty which speaks as to a specific date, which must be untrue or incorrect in the foregoing respects as of such specific date; or

             (F) the Merger Agreement shall have been terminated pursuant to its terms; or

             (G) the Board of Directors shall have amended, modified or withdrawn the Recommendation or shall have failed to publicly reconfirm such Recommendation upon the request of Luxottica Group or LAC, which is reasonable in the circumstances, or shall have approved or recommended any Competing Transaction;

     which, in the good faith sole judgment of Luxottica Group or LAC, in any such case and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Luxottica Offer or such acceptance for payment or purchase of or payment for any of the Shares.

          The foregoing conditions are for the sole benefit of Luxottica Group and LAC. The foregoing conditions, other than the Minimum Share Condition and the Control Share Condition, may be waived by LAC in whole or in part at any time and from time to time in its sole judgment. The failure of Luxottica Group or LAC at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

          The Guaranty. The following is a summary of the Guaranty. Such summary is qualified in its entirety by reference to the Guaranty, which is incorporated herein by reference.

          Pursuant to the Guaranty, the payment and performance obligations of Avant-Garde and LAC under the Merger Agreement and the Offer Documents to the Company and to each other person, if any, to whom a payment or performance is due under the Merger Agreement or the Offer Documents and each Indemnified Party and the permitted successors and assigns of any of the foregoing (each, a "Beneficiary", and collectively, the "Beneficiaries") have been irrevocably, absolutely and unconditionally guaranteed by Luxottica Group, as primary obligor and not merely as a surety.

          The Guaranty provides that it and all covenants and agreements of Luxottica Group contained therein shall continue in full force and effect and shall not be discharged until such time as (i) the due and punctual payment by Avant-Garde and LAC of any and all amounts (without duplication) that are or may become due and payable by Avant-Garde or LAC to any Beneficiary under the Merger Agreement or any Offer Document to which Avant-Garde or LAC is or is to be a party, and any other agreement or instrument entered into or delivered in connection with the transactions contemplated by the Merger Agreement or any Offer Document whether such obligations now exist or arise hereafter, as and when the same shall become due and payable in accordance with the terms thereof, including money damage claims and collection costs, and (ii) the due, prompt and full performance of, and compliance with, all other obligations, covenants, terms, conditions, agreements and undertakings of each of Avant-Garde and LAC to any Beneficiary contained in the Merger Agreement or the Offer Documents to which Avant-Garde or LAC is or is to be a party, and any other agreement or instrument entered into or delivered in connection with the transactions contemplated by the Merger Agreement or the Offer Documents as and when performance is required in accordance with the terms thereof (such obligations referred to in clauses (i) and (ii) above, the "Obligations") shall be paid and performed in full and all the agreements of Luxottica Group thereunder shall have been duly performed. Pursuant to the Guaranty, Luxottica Group guarantees that the Obligations will be paid and performed strictly in accordance with the terms of the Merger Agreement and the Offer Documents, regardless of any law, regulation or order now or after the date of the Guaranty in effect in any jurisdiction affecting any of such terms or the rights of the Beneficiaries with respect thereto. The Guaranty provides that the liability of Luxottica Group under the Guaranty shall not be subject to any counterclaim, setoff, deduction, release, recoupment or defense and shall remain in full force and effect and shall be irrevocable, absolute and unconditional, irrespective of any substitution, release or exchange of any other guarantee of or security for any of the Obligations, and, to the fullest extent permitted by applicable law, irrespective of any other circumstances whatsoever that might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor.

          Covenants of Luxottica Group. Pursuant to the Guaranty, Luxottica Group has agreed (i) at its own expense promptly and duly to execute and deliver to each Beneficiary such further documents and assurances and to take such further action as any Beneficiary may from time to time reasonably request in order to more effectively carry out the intent and purpose of the Guaranty and to establish and protect the rights and remedies created or intended to be created in favor of the Beneficiaries thereunder; (ii) that the Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment or discharge of any of the Obligations is rescinded or must otherwise be returned by the Beneficiaries upon the insolvency, bankruptcy or reorganization of Avant-Garde, LAC or Luxottica Group or otherwise, as though such payment or discharge had not been made; (iii) that Luxottica Group shall pay all expenses incurred by the Beneficiaries in enforcing the Guaranty and the Obligations (including reasonable legal fees and expenses); (iv) that Luxottica Group assumes the responsibility for being and keeping informed of the financial condition of Avant-Garde and LAC and of all other circumstances bearing upon the risk of nonpayment of the Obligations which diligent inquiry would reveal, and agrees that no Beneficiary shall have the duty to advise Luxottica Group of information known to it regarding such condition or any such circumstances; and (v) without the prior written consent of the Company, Luxottica Group will not (A) reduce the number of Common Shares to be purchased in the Luxottica Offer, (B) reduce the purchase price offered pursuant to the Luxottica Offer, (C) impose conditions to the Luxottica Offer in addition to those set forth on Annex A to the Merger Agreement, (D) change the form of consideration payable in the Luxottica Offer, (E) otherwise amend the Luxottica Offer (other than amendments which are not adverse to the Company or its shareholders) or (F) extend the time of the expiration of the Luxottica Offer if all conditions to the Luxottica Offer are then, as provided in the Luxottica Offer, satisfied or waived.

          Representations and Warranties of Luxottica Group. The Guaranty contains customary representations and warranties with respect to Luxottica Group.

          Jurisdiction and Service. Pursuant to the Guaranty, Luxottica Group submits to the non-exclusive jurisdiction of the courts of the State of Ohio located in the County of Hamilton, and the federal courts of the United States of America located in such State and County in respect to the interpretation and enforcement of the provisions thereof and of the documents referred to therein, and waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement thereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the Guaranty or any of such documents may not be enforced in or by said courts or that its property is exempt or immune from execution, that the suit, action or proceeding is brought in an inconvenient forum, or that the venue of the suit, action or proceeding is improper. Luxottica Group agrees that service of process may be made upon it by service upon Avant-Garde at 44 Harbor Park Drive, Port Washington, New York 11050 in any action, suit or proceeding against Luxottica Group with respect to the Guaranty or any of the documents referred to therein, and irrevocably designates and appoints Avant-Garde and LAC as its agents upon which process may be served in any action, suit or proceeding, it being understood that such appointment and designation shall become effective without any further action on the part of Luxottica Group, Avant-Garde or LAC. The Guaranty provides that final judgment against Luxottica Group in any action, suit or proceeding shall be conclusive evidence of the fact and amount of indebtedness arising from such judgment a certified copy of which shall be conclusive evidence of the fact and amount of indebtedness arising from such judgment.

          Arbitration; Governing Law. The Guaranty provides that any dispute, controversy or claim between Luxottica Group and any Beneficiary arising out of or relating to the Guaranty or the execution, interpretation, validity, performance, breach or termination thereof which is not finally resolved by Luxottica Group and such Beneficiary will be conclusively settled by arbitration pursuant to the rules of the American Arbitration Association (the "AAA") and subject to the authority of the Cincinnati, Ohio office of the AAA. The Guaranty provides that it shall be governed by, and construed in accordance with, the laws of the State of New York.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     Item 4(a) of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

          At meetings of the Board of Directors held on April 17, 1995 and on April 21, 1995 (the latter meeting, the "April 21 Meeting"), the Board of Directors met with its financial and legal advisers to reconsider the Luxottica Offer as amended and proposed to be amended pursuant to the terms of drafts of the Merger Agreement and Guaranty presented to the Board of Directors on April 21, 1995, including the increase from $24 to $28 in the price offered per Common Share and the elimination of certain conditions, including the financing condition, and the amendment and restatement of other conditions to the Luxottica Offer. Based on the proposed terms of the draft Merger Agreement and Guaranty and after receiving advice from the Company's financial adviser, James D. Wolfensohn Incorporated ("Wolfensohn") and from the Company's legal advisers, the Board of Directors unanimously determined that the Luxottica Offer and the Merger Agreement are fair to, and in the best interests of, the Company and its shareholders and recommended acceptance of the Luxottica Offer, the tender of Common Shares pursuant to the Offer and approval and adoption of the Merger Agreement by the holders of Common Shares.

          A copy of a letter to shareholders communicating the Board of Director's recommendations and a form of press release announcing the execution of the Merger Agreement are filed as Exhibits 40 and 41, respectively, and are incorporated herein by reference.

     Item 4(b) of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

          In reaching its determination and recommendations at its meetings on April 17 and April 21, the Board of Directors reviewed in detail the terms of the revised Luxottica Offer and the proposed Merger Agreement and deliberated extensively with its financial and legal advisers with respect to the foregoing and the various alternative transactions potentially available to the Company. At the end of the April 21 Meeting, by unanimous vote the Board of Directors (i) approved the transactions contemplated by the Merger Agreement in a manner satisfying the fair price requirements contained in paragraph 2(A) of Article Seventh of the Articles of Incorporation of the Company, (ii) determined that the Luxottica Offer and the Merger are fair to and in the best interests of the Company and its shareholders, (iii) approved the Luxottica Offer, the Merger Agreement and the Merger, (iv) recommended that the holders of Common Shares authorize the purchase of Common Shares by the Purchaser for purposes of Section 831,
     (v) recommended acceptance of the Luxottica Offer, the tender of Common Shares pursuant to the Luxottica Offer and approval and adoption of the Merger Agreement and the Merger by the holders of Common Shares, (vi) took all actions which are necessary on the part of its Board of Directors as contemplated by Section 1704.02(A) of the ORC in order to make Chapter 1704 of the ORC inapplicable to the Merger, and (vii) determined that the Luxottica Offer is a Permitted Offer (as defined in the Rights Agreement) for purposes of the Rights Agreement (the foregoing actions of the Board of Directors being collectively referred to as the "Recommendation"); provided that the Recommendation, in whole or in part (other than the parts referred to in clauses (i), (vi) and (vii) above, which were effected by irrevocable action), may be withdrawn, modified or amended if and to the extent legally required for the discharge by the Company's directors of their fiduciary duties as advised by independent legal counsel, who may be the Company's regularly engaged independent legal counsel (a "Director Duty"). In addition, the Board of Directors resolved that, for purposes of the Rights Agreement, none of (A) the execution or delivery of the Rights Agreement,
     (B) the purchase of Common Shares pursuant to the Offer or (C) the Merger will cause the Distribution Date to occur. In taking such actions, the Board of Directors took into account numerous factors, including but not limited to:

          (A) Prior discussions and analyses and updated analyses of the business, financial condition and prospects of the Company and of its Women's Specialty Retailing Group and Optical Group and comparisons of the $28 per Common Share price to the sum of (1) the after-tax consideration to be received upon the closing of the sale of the Footwear Group to Nine West, and (2) public market trading prices and prices paid for acquisitions of companies considered to be relevant, and to historical trading prices of the Common Shares.

          (B) The terms and conditions of the Luxottica Offer, the Merger Agreement and the Guaranty, including, without limitation, the elimination of the financing condition from the Luxottica Offer.

          (C) The presentation by Wolfensohn and its written opinion (a copy of which is filed as Exhibit 42 hereto and is incorporated by reference herein), to the effect that, based upon and subject to the information contained therein, as of April 21, 1995, the consideration to be received by the holders of Common Shares pursuant to the Luxottica Offer and the Merger is fair to such holders from a financial point of view.

          (D) An update on the status of discussions with third parties exploring potential alternative transactions involving the purchase of parts or all of the Company or its businesses.

          (E) The facts that, although at the time of the April 21 Meeting other parties were continuing to explore with the Company potential alternative transactions and, pursuant to the terms of the Merger Agreement, following execution of the Merger Agreement the Company would be required to terminate such discussions; including discussions regarding the sale of the Women's Specialty Retailing Group, (1) none of such parties had, prior to the time of the April 21 Meeting, made a firm proposal and there could be no assurance that any would or, if any firm proposal were made, whether the terms and conditions thereof would provide superior value to the Company's shareholders than the value provided to the shareholders by the revised Luxottica Offer, and (2) the Merger Agreement (x) permits the Company to furnish information to, or enter into discussions or negotiations with, any person or entity that makes an unsolicited proposal to acquire the Company pursuant to a merger, consolidation, share exchange, business combination, sale of all or substantially all the assets, tender or exchange offer or other similar transaction if a Director Duty requires it to do so (subject to obtaining an executed confidentiality agreement on terms not more favorable to such person or entity than the terms contained in the Confidentiality Agreement); (y) permits the Company to terminate the Merger Agreement if the Board of Directors shall have (I) withdrawn its Recommendation or (II) determined to recommend to holders of the Common Shares or approve a Competing Transaction, in either such case in the exercise of its Director Duty (subject in the latter case to the obligation of the Company to notify Avant-Garde and LAC promptly of any determination by its Board of Directors to recommend such Competing Transaction to the holders of the Common Shares or to approve such Competing Transaction, which notice must in any such event be given not less than 24 hours prior to the Company's termination of the Merger Agreement); and (z) does not require the Company to make any payment to Luxottica Group or any of its affiliates in the event the Merger Agreement is terminated for any reason.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     Item 6(a) of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

          There have been no transactions in the Common Shares or associated Rights during the last 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except for the exercise on March 13, 1995 by Joseph H. Anderer, a director of the Company, of options expiring on May 22, 1995 to purchase 6,000 Common Shares at an exercise price of $18.344 per Common Share and the trade-in of 4,402 Common Shares by Mr. Anderer to cover the costs of the exercise of such options, the sale on March 27, 1995 by Mr. Hudson of 5,257 Common Shares at a price of $26.25 to cover taxes resulting from the vesting of restricted Common Shares and the sale on March 27, 1995 by David M. Browne of 1,647 Common Shares at a price of $26.25 to cover taxes resulting from the vesting of restricted Common Shares.

     Item 6(b) of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

          To the best of the Company's knowledge, all of the executive officers, directors, affiliates or subsidiaries of the Company currently intend to tender, pursuant to the Luxottica Offer as amended and supplemented on April 24, 1995, all Common Shares (including the associated Rights) beneficially owned by them, except for those Common Shares held by such persons which, if tendered, would cause such persons to incur liabilities under the provisions of Section 16(b) of the Exchange Act. The foregoing does not include any Common Shares or associated Rights over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     Item 7(a) of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

          On the terms and subject to the conditions of the Merger Agreement, the Company has terminated all existing activities, discussions or negotiations with third parties with respect to any proposed Competing Transaction.

          Except as set forth in this Item 7(a) and in Item 3(b) herein, the Company is not engaged in any negotiation in response to the Luxottica Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries, (iii) a tender offer for or other acquisition of securities by or of the Company, or (iv) any material change in the present capitalization or dividend policy of the Company.

     Item 7(b) of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

          Except as set forth in Items 3(b), 4(a), 4(b) and 7(a) herein, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Luxottica Offer which relate to or would result in any of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

          THE RIGHTS AGREEMENT. The Company and State Street Bank and Trust Company entered into Third Amendment to Rights Agreement to substitute State Street Bank and Trust Company as Rights Agent. The Third Amendment to Rights Agreement is filed as Exhibit 43 hereto and is incorporated herein by reference. The foregoing description of the Third Amendment to Rights Agreement is qualified in its entirety by reference to the text of the Third Amendment to Rights Agreement. For a description of actions taken by the Board of Directors relating to the Rights Agreement and the Rights with respect to the Luxottica Offer and the Merger, see Items 3(b) and 4(b) herein.

          LITIGATION. The Luxottica Action. On April 17, 1995, the Company filed a Third Amended Counterclaim (the "Third Amended Counterclaim"), a copy of which is filed as Exhibit 44 hereto and is incorporated herein by reference. On April 20, 1995, the District Court entered an Agreed Order (the "April 20 Agreed Order"), pursuant to which the parties agreed that they were not seeking prompt consideration by the Court of any pending motion and further agreed that no briefs were required to be filed in response to any outstanding motions; provided that, by giving written notice to all other parties and the District Court, any party could reactivate consideration of the pending motions, in which event, briefs would be due from the responding parties on the second business day after the day on which such notice were received. The foregoing description of the April 20 Agreed Order is qualified in its entirety by reference to the April 20 Agreed Order.

          Pursuant to the Merger Agreement, the parties have agreed, promptly, and in any event not later than April 26, 1995 (unless the Merger Agreement has been earlier terminated), to use their respective best efforts to obtain a dismissal without prejudice of the Luxottica action (Luxottica Group S.p.A., et al. v. The United States Shoe Corporation, et al., Civil Action No. C-2-95-244), with each party bearing its own costs and attorneys' fees therefor. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

Exhibit 35 --  The Merger Agreement.
Exhibit 36 --  The Guaranty.
Exhibit 37 --  The TRS Plan.
Exhibit 38 --  The Salaried Benefit Plan.
Exhibit 39 --  The Outside Directors' Retirement Plan.
Exhibit 40 --  Form of Letter to Shareholders of the Company, dated April 24, 1995.*
Exhibit 41 --  Form of Press Release, dated April 21, 1995, issued jointly by the Company and
               Luxottica Group.
Exhibit 42 --  Opinion of James D. Wolfensohn Incorporated, dated April 21, 1995.
Exhibit 43 --  The Third Amendment to Rights Agreement.
Exhibit 44 --  The Third Amended Counterclaim (filed as Exhibit (g)(17) to the Schedule
               14D-1, and incorporated herein by this reference).
Exhibit 45 --  The April 20 Agreed Order (filed as Exhibit (g)(16) to the Schedule 14D-1, and incorporated herein by this reference).

- ---------------
* Included in copies mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 1995

                                          THE UNITED STATES SHOE CORPORATION

                                          By: /s/ Bannus B. Hudson

                                            ------------------------------------
                                              Name: Bannus B. Hudson
                                              Title: President and Chief
                                              Executive Officer

                                                                         ANNEX I

                AVANT-GARDE DESIGNEES TO THE BOARD OF DIRECTORS

     The following table sets forth the name, age, citizenship and principal occupation or employment at the present time and during the past five years of each person Avant-Garde Optics, Inc. intends to designate to be elected or appointed as directors of the Company pursuant to the Merger Agreement. Unless otherwise noted, each such person is a citizen of the Republic of Italy. Luxottica S.p.A. is a wholly owned subsidiary of Luxottica Group S.p.A.

                                                   PRESENT PRINCIPAL OCCUPATION OR
                                                  EMPLOYMENT, MATERIAL OCCUPATIONS,
                                                     OFFICES OR EMPLOYMENTS HELD
                NAME                                DURING PAST FIVE YEARS AND AGE
- -------------------------------------   ------------------------------------------------------
Leonardo Del Vecchio.................   Mr. Del Vecchio founded Luxottica Group S.p.A.'s
                                        operations in 1961, has been Chairman of the Board
                                        since 1981 and Chief Executive Officer of Luxottica
                                        Group S.p.A. and its predecessors since 1961. Mr. Del
                                        Vecchio is 60 years old.
Luigi Francavilla....................   Mr. Francavilla has been a Managing Director and Chief
                                        Operating Officer of Luxottica Group S.p.A. since 1981
                                        and a Managing Director of Luxottica S.p.A. since
                                        1977. He also serves as a Director of several
                                        subsidiaries of Luxottica Group S.p.A. Mr. Francavilla
                                        is 58 years old.

Claudio Del Vecchio..................   Mr. Del Vecchio has been a Director of Luxottica Group
                                        S.p.A. since 1981 and in 1994 was appointed as a
                                        Managing Director. Since 1982, he has been the
                                        Executive Vice President of Avant-Garde Optics, Inc.,
                                        Luxottica Group S.p.A.'s United States distributor.
                                        During 1990, he was the Executive Vice President of
                                        Luxottica Group S.p.A. He also serves as a Director of
                                        other subsidiaries of Luxottica Group S.p.A. Claudio
                                        Del Vecchio is the son of Leonardo Del Vecchio. Mr.
                                        Del Vecchio is 38 years old.

Roberto Chemello.....................   Mr. Chemello has been a Managing Director of Luxottica
                                        Group S.p.A. since 1985 and serves as Chairman or as a
                                        Director of several of its subsidiaries. He is also
                                        the Chief Financial Officer of Luxottica Group S.p.A.
                                        Mr. Chemello is 41 years old.

Susi Belli...........................   Ms. Belli has been Marketing Manager of Luxottica
                                        Group S.p.A. since March 1993. Since 1990 she has been
                                        Manager of Investor Relations and Public Relations of
                                        Luxottica Group S.p.A. Ms. Belli is 33 years old.

Michael A. Boxer.....................   Mr. Boxer has been General Counsel and Director of
                                        Business Affairs of Avant-Garde Optics, Inc. since
                                        August 1993. Before joining Avant-Garde Optics, Inc.
                                        Mr. Boxer was an attorney with the law firm of Winston
                                        & Strawn since 1986. Mr. Boxer is a citizen of the
                                        United States of America. Mr. Boxer is 33 years old.

Giuseppe Vignato.....................   Mr. Vignato has been Administrative General Manager of
                                        Luxottica Group S.p.A. since 1987. Mr. Vignato is 43
                                        years old.

Vito Giannola........................   Mr. Giannola has been Controller of Avant-Garde
                                        Optics, Inc. since January 1990 and was Assistant
                                        Controller of Avant-Garde Optics, Inc. since 1986. Mr.
                                        Giannola is 31 years old.

                                 EXHIBIT INDEX

                                                                                   SEQUENTIALLY
                                                                                     NUMBERED
 EXHIBIT NO.                               DESCRIPTION                                PAGES
- --------------  -----------------------------------------------------------------  ------------
Exhibit 35 --   The Merger Agreement. ...........................................
Exhibit 36 --   The Guaranty. ...................................................
Exhibit 37 --   The TRS Plan. ...................................................
Exhibit 38 --   The Salaried Benefit Plan. ......................................
Exhibit 39 --   The Outside Directors' Retirement Plan. .........................
Exhibit 40 --   Form of Letter to Shareholders of the Company, dated April 24,
                1995.*...........................................................
Exhibit 41 --   Form of Press Release, dated April 21, 1995, issued jointly by the Company and Luxottica Group..................................
Exhibit 42 --   Opinion of James D. Wolfensohn Incorporated, dated April 21,
                1995.............................................................
Exhibit 43 --   The Third Amendment to Rights Agreement..........................
Exhibit 44 --   The Third Amended Counterclaim (filed as Exhibit (g)(17) to the
                Schedule 14D-1, and incorporated herein by this reference). .....
Exhibit 45 --   The April 20 Agreed Order (filed as Exhibit (g)(16) to the
                Schedule 14D-1, and incorporated herein by this reference). .....
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* Included in copies mailed to shareholders.